

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2015

<u>Via E-mail</u>
Mr. Jay Peterson
Chief Financial Officer
Thermon Group Holdings, Inc.
100 Thermon Drive
San Marcos, Texas 78666

      Re: Thermon Group Holdings, Inc.
              Form 10-K for the fiscal year ended March 31, 2014
              Filed May 30, 2014
              File No. 001-35159

Dear Mr. Peterson:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ Kevin L. Vaughn

                          Kevin L. Vaughn
                          Accounting Branch Chief